

May 8, 2023

Prasad Gundumogula
Chief Executive Officer
Mondee Holdings, Inc.
10800 Pecan Park Blvd.
Austin, Texas 78750

>   **Re: Mondee Holdings, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed May 1, 2023**
>   **File No. 333-271532**

Dear Prasad Gundumogula:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 with any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Energy & Transportation

cc: Michael Lee, Esq.